NO ACT

DC

PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08020300

RECD S.E.C.
JAN 0 9 2008
1086

January 9, 2008

Ian A. Hartman
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/9/2008

Re: Crown Holdings, Inc.
Incoming letter dated December 21, 2007

Dear Mr. Hartman:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Crown Holdings by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Dechert LLP

Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

IAN A. HARTMAN

ian.hartman@dechert.com
+1 215 994 2277 Direct
+1 215 655 2277 Fax

December 21, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Crown Holdings, Inc.: Omission of Shareholder Proposal Submitted by Mr. Robert D. Morse

Ladies and Gentleman:

Crown Holdings, Inc. (the "Company") has received a letter from Robert D. Morse containing a proposal (the "2008 Proposal") for inclusion in the Company's 2008 Annual Meeting of Shareholders proxy material (the "2008 Proxy Material"). The Company intends to exclude the 2008 Proposal from its 2008 Proxy Material and is requesting that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company does so for the reasons outlined below. In accordance with Rule 14a-8(j), we are providing this letter in support of the Company's position that it may properly exclude the 2008 Proposal from the 2008 Proxy Material, pursuant to Rule 14a-8(h)(3), because Mr. Morse or his qualified representative failed to appear and present a previous proposal, without good cause, at the Company's 2007 Annual Meeting of Shareholders. Consistent with past guidance from the Staff, the Company also requests the concurrence of the Staff that it will not recommend any enforcement action to the Commission if the Company omits any proposals Mr. Morse may submit for inclusion in the Company's 2009 Annual Meeting of Shareholders proxy material from such proxy materials in accordance with Rule 14a-8(h)(3). In the alternative, the Company believes it may also properly exclude the 2008 Proposal from the 2008 Proxy Material, pursuant to Rule 14a-8(i)(12)(i), because the 2008 Proposal substantially duplicates Mr. Morse's previous proposal submitted at the Company's 2007 Annual Meeting of Shareholders and which proposal received less than 3% of the vote at such Annual Meeting. Six copies of Mr. Morse's letter containing the 2008 Proposal, as well as six copies of this letter, are included herewith.

I. The Company, in accordance with Rule 14a-8(h)(3), may exclude the 2008 Proposal, as well as any proposals Mr. Morse may submit for inclusion in the Company's 2009 Annual Meeting of Shareholders proxy material, because Mr. Morse or his qualified representative failed to appear and present a previous proposal, without good cause, at the Company's 2007 Annual Meeting of Shareholders.

Rule 14a-8(h)(3) provides that if a proponent or its qualified representative fails to appear and present a proposal, without good cause, the subject company is permitted to exclude all of such proponent's proposals from its proxy materials for any meetings held in the following two calendar years. Mr. Morse submitted the 2008 Proposal in a letter to the Company dated August 29, 2007, which the Company received on September 4, 2007 (a copy of which is attached hereto as Exhibit A). Mr. Morse previously submitted a proposal (the "2007 Proposal") for inclusion in the Company's 2007 Annual Meeting of Shareholders proxy material (the "2007 Proxy Material"). The 2007 Proposal was included in the 2007 Proxy Material, the relevant portion of which is attached hereto as Exhibit B. Under Rule 14a-8(h)(1), either Mr. Morse, or a representative qualified under state law to present the 2007 proposal on Mr. Morse's behalf, was required to attend the Company's 2007 Annual Meeting of Shareholders to present the 2007 Proposal. Neither Mr. Morse nor a qualified representative appeared at the Company's 2007 Annual Meeting of Shareholders to present the 2007 Proposal and the Company may properly exclude the 2008 Proposal from the 2008 Proxy Material. Mr. Morse is highly experienced in the process of submitting shareholder proposals and is well aware of the rules regarding the presentation of shareholder proposals. Mr. Morse has submitted numerous proposals to various public companies, including the Company, over a period of many years and has repeatedly violated Rule 14a-8(h)(1). Accordingly, the Staff has repeatedly allowed the exclusion of proposals submitted by Mr. Morse to the Company and others under such similar circumstances. See Crown Cork & Seal Company, Inc. (February 5, 2001); see also Anthracite Capital, Inc. (February 16, 2007); Wm. Wrigley Jr. Company (December 5, 2006); Eastman Kodak Company (January 30, 2006); The Coca-Cola Company (January 23, 2006); Entergy Corporation (January 10, 2006); Wm. Wrigley Jr. Company (November 21, 2005); Merck & Co., Inc. (December 14, 2004); Exxon Mobil Corporation (December 14, 2004).

The Company is unaware of any good cause for Mr. Morse's failure to appear at the Company's 2007 Annual Meeting of Shareholders and present the 2007 Proposal. Mr. Morse did state in correspondence enclosing the 2007 Proposal that "[f]or the past three years, my close presence to attend my wife's medical needs has escalated and the S.E.C. has been so advised as a 'valid reason' for non-attendance", but the Company is of the view that such an argument does not constitute "good cause" under the Rule 14-a(h)(3) exclusion for failing to appear personally or to be represented. In the past, the Staff has consistently ruled that the medical condition of Mr. Morse's wife did not constitute "good cause" for Mr. Morse's or his representative's failure to appear. See, e.g., Merck & Co., Inc. (December 14, 2004); Exxon Mobil Corporation (December

14, 2004). In addition, the Staff has granted no-action relief even where a proponent had provided information suggesting that he has a good cause for failure to appear personally but where the proponent had not taken steps to have a representative present the proposal on his behalf. See College Retirement Equities Fund (September 7, 2000). In summary, neither Mr. Morse nor a representative on his behalf appeared at the Company's 2007 Annual Meeting of Shareholders, and Mr. Morse has not presented any good cause or other reason for his or his representative's failure to appear.

Furthermore, the Staff has stated that if a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), the company may concurrently request that the Staff issue a no-action response that covers both calendar years following the company's shareholder meeting at which the proponent failed to appear and present his or her proposal. Division of Corporation Finance: Staff Legal Bulletin No. 14 – Shareholder Proposals (July 13, 2001). Accordingly, the Company hereby requests that the Staff also grant forward-looking relief and concur that it will not recommend any enforcement action to the Commission if the Company omits any proposals Mr. Morse may submit for inclusion in the Company's 2009 Annual Meeting of Shareholders proxy material from such proxy materials. The Company acknowledges that, if the Staff grants the Company's request and the Company receives a proposal from Mr. Morse in connection with the Company's 2009 Annual Meeting of Shareholders, the Company is obligated under Rule 14a-8(j) to notify the Staff and Mr. Morse of its intention to exclude Mr. Morse's proposal from its proxy materials for that meeting. See id.

II. The Company may exclude the 2008 Proposal pursuant to Rule 14a-8(i)(12)(i) because the 2008 Proposal deals with substantially the same subject matter as the 2007 Proposal, and the 2007 Proposal, when submitted to a vote of the Company's shareholders at the Company's 2007 Annual Meeting of Shareholders, received less than 3% of the vote.

The Company believes that it may properly exclude the 2008 Proposal from the 2008 Proxy Material, and any proposals Mr. Morse may submit for inclusion in the Company's 2009 Annual Meeting of Shareholders proxy material from such proxy materials, pursuant to Rule 14a-8(h)(3) for the reasons described in Section I above. In the alternative, the Company also believes that it may properly exclude the 2008 Proposal, pursuant to Rule 14a-8(i)(12)(i), because the 2008 Proposal deals with substantially the same subject matter as the 2007 Proposal, and the 2007 Proposal, when submitted to a vote of the Company's shareholders at the Company's 2007 Annual Meeting of Shareholders, received less than 3% of the vote.

Rule 14a-(i)(12)(i) provides that, if a proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in a company's proxy materials within the preceding five calendar years, such company may exclude the proposal from its proxy materials for any meeting held within three calendar years of the last time it was included if the proposal received less than 3% of the vote if proposed once within the preceding five calendar years. The 2008 Proposal requests the Company's Board of Directors "to take action regarding remuneration to any of the top five persons in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships]". The 2007 Proposal was substantially identical to the 2008 Proposal, proposing that "the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks." In addition, the supporting statements for each proposal reiterate the same themes; in particular, that "[t]he limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle" and that shareholders have lost the right of dissent since the removal in 1976 of "Against" from the "Vote for Directors" column or box.

The Staff has indicated that judgments regarding whether a proposal be excluded under Rule 14a-8(i)(12) will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns. Release No. 34-20091 (August 16, 1983). Accordingly, the Staff has concurred that Rule 14a-8(i)(12)(i) does not require that a proposal be identical to previous proposals for it to be excluded, but rather that a proposal may be excluded if it addresses substantially the same subject matter as previous proposals. See Ford Motor Company (March 8, 2006) (where the Staff permitted exclusion of a proposal by Mr. Morse "to eliminate all remuneration for any one of Management in an amount above $500,000.00" after Mr. Morse had previously submitted similar, but not identical, proposals). In both the 2008 Proposal and 2007 Proposal, the substantive matter is clearly the same; specifically, that remuneration of the top five individuals in the Company's management be limited annually to $500,000, plus nominal perquisites.

As reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed on May 3, 2007 (File No. 000-50189), the 2007 Proposal was submitted to a vote at the Company's 2007 Annual Meeting of Shareholders and received 3,116,807 votes for the proposal and 110,180,732 votes against the proposal. 1,467,031 votes abstained from the voting upon the proposal. Such votes equate to 2.75% of the vote in favor of the proposal. In determining this percentage, the Company disregarded abstentions and broker non-votes in accordance with the Staff's position on counting votes for purposes of Rule 14a-8(i)(12). Division of Corporation Finance: Staff Legal Bulletin No. 14 – Shareholder Proposals (July 13, 2001). Consequently, the votes in favor of the 2007 Proposal fell short of the 3% of the vote required by Rule 14a-8(i)(12)(i) for resubmission of a proposal with substantially the same subject manner within the three years subsequent to the Company's 2007 Annual Meeting of Shareholders.

* * *

For the reasons stated above and in accordance with Rule 14a-8(h)(3), the Company intends to omit both (i) the 2008 Proposal from the 2008 Proxy Material and (ii) any proposals Mr. Morse may submit for inclusion in the Company's 2009 Annual Meeting of Shareholders proxy material from such proxy material, and the Company hereby requests the concurrence of the Staff that it will not recommend any enforcement action to the Commission if the Company does so. In addition, the Company also believes that it may exclude the 2008 Proposal from the 2008 Proxy Material in accordance with Rule 14a-8(i)(12)(i), and, if the Staff does not concur with the Company's position with respect to Rule 14a-8(h)(3), hereby requests the concurrence of the Staff that it will not recommend any enforcement action to the Commission if the Company does so.

As required by Rule 14a-8(j), the Company is sending a copy of this letter to Mr. Morse. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt copy and returning it in the enclosed envelope.

If you have any questions regarding the above, please do not hesitate to call me at (215) 994-2277, William G. Lawlor at (215) 994-2823 or Marc P. Lindsay at (215) 994-2849.

Sincerely,

Ian A. Hartman

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-271

Ph: 856 235 1711

August 29, 2007

Office of The Secretary
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154-4599

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2008 Proxy Material. I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me.

For the past three years, my close presence to attend my wife's medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

As proven in previous reports, my shares holdings remain the same, and are held by TD Ameritrade.

TDAmeritrade, Inc. Ph: 1 800 934 4448
PO Box 2654
Omaha, NE 68103-2654

I note that my asking for letters of authenticity are a disruption of the normal business activities and should not be demanded, regardless of the S.E.C.'s permission to corporations. A Proponent can be called to account in the event of misrepresentation.

Encl.: Proposal and Reasons

Sincerely,

Robert D. Morse

Robert D. Morse

RECEIVED
SEP 0 4 2007
LEGAL DEPT.

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 29, 2007

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Crown Holdlings, Inc., stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Robert D. Morse
Robert D. Morse

RECEIVED
SEP 0 4 2007
LEGAL DEPT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
Filed by the Registrant [x]
Filed by a Party other than the Registrant [ ]
Check the appropriate box:
[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a–6(e)(2))
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material under ss. 240.14a–12

Crown Holdings, Inc.
(Name of Registrant as Specified In Its Charter)

N/A
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required
[ ] Fee computed on table below per Exchange Act Rules 14a–6(i)(1) and 0–11.
(1) Title of each class of securities to which transaction applies:

N/A

(2) Aggregate number of securities to which transaction applies:

N/A

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0–11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

N/A

(4) Proposed maximum aggregate value of transaction:

N/A

(5) Total fee paid:

N/A

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0–11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:
2) Form, Schedule or Registration Statement No.:
3) Filing Party:
4) Date Filed:

Crown Holdings, Inc.

One Crown Way
Philadelphia, Pennsylvania 19154

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
2007

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of CROWN HOLDINGS, INC. (the "Company") will be held at the Company's office located at One Crown Way, Philadelphia, Pennsylvania on the 26th day of April 2007 at 9:30 a.m. to elect Directors; to ratify the appointment of independent auditors for the fiscal year ending December 31, 2007; if properly presented, to act upon a Shareholder's proposal regarding management remuneration, which proposal the Board of Directors unanimously opposes; and to transact such other business as may properly come before the Meeting.

The stock transfer books of the Company will not be closed prior to the Meeting. Only Shareholders of Common Stock of record as of the close of business on March 13, 2007 will be entitled to vote.

By Order of the Board of Directors

WILLIAM T. GALLAGHER
Senior Vice President, Secretary
& General Counsel

Philadelphia, Pennsylvania
March 26, 2007

WE CORDIALLY INVITE YOU AND HOPE THAT YOU WILL ATTEND THE MEETING IN PERSON, BUT, IF YOU ARE UNABLE TO ATTEND, THE BOARD OF DIRECTORS REQUESTS THAT YOU SIGN THE PROXY AND RETURN IT, WITHOUT DELAY, IN THE ENCLOSED ENVELOPE OR REGISTER YOUR VOTE BY TELEPHONE OR THROUGH THE INTERNET AS DESCRIBED ON THE PROXY CARD.

SHAREHOLDER PROPOSAL

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2,000 or more in Company stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc. have been complete, and severance contracts should be discontinued, as they are also part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs.

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendants have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the products or services, its public acceptance, advertising and the workforce.

Due to the unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and, in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such.

This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors, a fine decision for shareowners!

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse

Board of Directors' Response to Shareholder Proposal

The Board of Directors does not believe that this proposal is in the best interests of the Company and its Shareholders.

The Board of Directors believes that adoption of this proposal would significantly hinder the Company's ability to attract, retain and motivate talented executive leadership. It is crucial in today's highly competitive global economy that the Company is able to offer an integrated compensation program that pays competitively with peer companies, is ownership-oriented, rewards the attainment of specific annual, long-term and strategic goals, and is responsive to changing marketplace dynamics. The Board of Directors believes that limiting total compensation to $500,000 annually would frustrate the Company's efforts towards these goals and place the Company at a competitive disadvantage.

The Compensation Committee of the Board of Directors, which consists entirely of independent Directors under the New York Stock Exchange listing standards, recognizes its responsibility to recommend executive compensation decisions that are in the Company's and its Shareholders' best interests. The Compensation Committee devotes significant time and effort towards monitoring the compensation of the Company's senior executives and continually monitors the effectiveness of the Company's executive compensation program. As part of its ongoing review, the Committee annually evaluates the components of the compensation program as well as the desired mix of compensation among these components. The Committee has adopted a market–based compensation strategy in which total direct compensation levels for senior executives are calibrated to the 50th percentile of a selected peer group consisting of container industry and other companies having characteristics generally similar to those of the Company. Data produced by Towers Perrin, an executive compensation consultant engaged by the Committee, indicated that a $500,000 limitation would place total direct compensation below the 10th percentile of the peer group in 2006. The Company's "Compensation Discussion and Analysis" and the report of the Compensation Committee included in this proxy statement further explains the philosophy and methodology of the Company's compensation policies for senior executives. The Board of Directors believes that it is ultimately in the Shareholders' best interest that this process not be subject to the limitations reflected in this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE AGAINST THE FOREGOING SHAREHOLDER PROPOSAL.

CROWN HOLDINGS, INC.

ANNUAL MEETING OF SHAREHOLDERS

Thursday, April 26, 2007
9:30 a.m.

Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154–4599

Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154–4599

proxy

Proxy for Annual Meeting of Shareholders to be held on April 26, 2007

This Proxy is solicited on behalf of the Board of Directors.

The undersigned hereby appoints John W. Conway, Alan W. Rutherford and William T. Gallagher as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side, all the shares of stock of Crown Holdings, Inc. held of record by the undersigned on March 13, 2007 at the Annual Meeting of Shareholders to be held at One Crown Way, Philadelphia, Pennsylvania on April 26, 2007 at 9:30 a.m., or any adjournments thereof, for the items shown below and, in the discretion of the Proxies, in any other matter that may properly come before the meeting or any adjournments thereof.

You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE), but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The Proxies cannot vote your shares unless you sign and return this card or you elect to vote your shares electronically by telephone or via the Internet.

See reverse for voting instructions.

COMPANY #

There are three ways to vote your Proxy.

Your telephone or Internet vote authorizes the Named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

VOTE BY PHONE — TOLL FREE — 1–800–560–1965 — QUICK ⌦⌦⌦ EASY ⌦⌦⌦ IMMEDIATE

- Use any touch–tone telephone to vote your proxy 24 hours a day, 7 days a week, until 12:00 p.m. (CT) on April 25, 2007.
- Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions the voice provides you.

VOTE BY INTERNET — http://www.eproxy.com/cck/ — QUICK ⌦⌦⌦ EASY ⌦⌦⌦ IMMEDIATE

- Use the Internet to vote your proxy 24 hours a day, 7 days a week, until 12:00 p.m. (CT) on April 25, 2007.
- Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions to obtain your records and create an electronic ballot.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage–paid envelope we've provided or return it to ***Crown Holdings, Inc.***, c/o Shareowner Services[SM], P.O. Box 64873, St. Paul, MN 55164–0873.

If you vote by Phone or Internet, please do not mail your Proxy Card.
Please detach here

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.
The Board of Directors Recommends a Vote FOR Items 1 and 2 and AGAINST Item 3.

1.	Election of directors:	01 Jenne K. Britell 02 John W. Conway 03 Arnold W. Donald 04 William G. Little	05 Hans J. Löliger 06 Thomas A. Ralph 07 Hugues du Rouret	08 Alan W. Rutherford 09 Jim L. Turner 10 William S. Urkiel	○ Vote FOR all nominees (except as marked)	○ Vote WITHHELD from all nominees

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2.	To ratify the appointment of independent auditors for the fiscal year ending December 31, 2007, which the Board of Directors unanimously recommends.	○ For	○ Against	○ Abstain
3.	To consider and act upon a Shareholder's proposal regarding management remuneration, which proposal the Board of Directors unanimously opposes.	○ For	○ Against	○ Abstain

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR ITEMS 1 AND 2 AND AGAINST ITEM 3.

Address Change? Mark Box ○ Indicate changes below:

Date ______________________

____

____

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Crown Holdings, Inc.
Incoming letter dated December 21, 2007

The proposal relates to compensation.

There appears to be some basis for your view that Crown Holdings may exclude the proposal under rule 14a-8(h)(3). We note your representation that Crown Holdings included the proponent's proposal in its proxy statement for its 2007 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Crown Holdings omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Crown Holdings by the same proponent with respect to an annual meeting held during calendar year 2009. In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Crown Holdings relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END